SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

CALL NOTICE MINUTES

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on October 14, 2010, at 10 a.m., on first call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Nações Unidas, 8,501, 19th floor, in the Extraordinary General Shareholders’ Meetings, to be held together, to decide on the election of two new members to occupy vacant seats on the Board of Directors of the Company, in addition to the ones that are currently elected and about proposal to adjustment of the annual global remuneration of the Company, due to the increase of the number of Directors.

General Information:

-       The administration proposal is available to the Company’s shareholders in the Company’s headquarter, its Investors Relations website (www.gafisa.com.br/ri) as well as in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br), through the System of Periodical Information (IPE).

-       In order to facilitate the access of the shareholders to the Meeting, the shareholders are requested to deliver the following documents at the Company’s headquarters, to the attention of the Investor Relations Department until October 7, 2010: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those to be represented by an attorney-in-fact, the power-of-attorney observing the applicable law (article 126 from Brazilian Law No. 6.404/76).

São Paulo, September 9, 2010

Gary Robert Garrabrant

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer